Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Computation of Earnings
Net income	$36,570	$31,057	$65,000	$48,349	$67,303	$66,739	$59,251
Add: Income tax expense	17,734	15,042	30,028	19,234	36,442	38,300	32,702
Income from continuing operations before income taxes	54,304	46,099	95,028	67,583	103,745	105,039	91,953
Fixed charges, excluding interest on deposits	1,151	1,670	3,081	3,641	2,964	4,140	9,656
Total earnings for computation, excluding interest on deposits	55,455	47,769	98,109	71,224	106,709	109,179	101,609
Interest on deposits	9,441	6,922	16,153	13,247	24,625	40,781	58,336
Total earnings for computation, including interest on deposits	$64,896	$54,691	$114,262	$84,471	$131,334	$149,960	$159,945

Computation of Fixed Charges
Portion of rental expense deemed representative of interest *	$-	$-	$-	$-	$-	$-	$-
Interest on short-term borrowed funds	556	621	1,268	1,177	262	163	94
Interest on long-term borrowed funds	595	1,049	1,813	2,464	2,702	3,977	9,562
Total fixed charges, excluding interest on deposits	1,151	1,670	3,081	3,641	2,964	4,140	9,656
Interest on deposits	9,441	6,922	16,153	13,247	24,625	40,781	58,336
Total fixed charges, including interest on deposits	$10,592	$8,592	$19,234	$16,888	$27,589	$44,921	$67,992

Ratio of Earnings to Fixed Charges
Excluding deposit interest	48.18	28.60	31.84	19.56	36.00	26.37	10.52
Including deposit interest	6.13	6.37	5.94	5.00	4.76	3.34	2.35

* All of First Financial Bancorp's leases are operating; none are capitalized.